Final Term Sheet

Filed Pursuant to Rule 433
Registration Statement No. 333-240269
March 5, 2021

Otis Worldwide Corporation

¥21,500,000,000 0.370% Notes Due 2026

Issuer:	Otis Worldwide Corporation
Offering Format:	SEC Registered
Trade Date:	March 5, 2021
Settlement Date:	March 11, 2021 (T+4)
Title of Securities:	0.370% Notes due 2026 (the “Notes”)
Expected Ratings (Moody’s / S&P):*	Baa2 / BBB
Principal Amount:	¥21,500,000,000
Maturity Date:	March 18, 2026
Interest Payment Dates:
March 11 and September 11 of each year, beginning September 11, 2021. If the date on which a payment of interest or principal on the Notes is scheduled to be paid is not a Business Day, then the interest or principal payable on that date will be paid on the next succeeding Business Day, and no further interest will accrue as a result of such delay. Long last coupon for the last interest period.

Yield to Maturity:	0.370%
Coupon:	0.370%
Day Count Convention:	30/360
Business Day Centers:	Tokyo, London, City of New York or the relevant Place of Payment
Issue Price to Public:	100% of the principal amount
Change of Control Repurchase:
Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the notes by Moody’s and S&P), unless the Issuer has exercised its right to redeem the Notes, each holder of the Notes will have the right to require the Issuer to purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon to, but excluding, the change of control payment date.

Minimum Denominations:	¥100,000,000 and any integral multiple of ¥10,000,000 in excess thereof
Net Proceeds (before expenses):	¥21,371,000,000
Use of Proceeds:	Repayment of Euro-denominated commercial paper
Joint Book-Running Managers:	J.P. Morgan Securities plc Morgan Stanley & Co. International plc SMBC Nikko Securities America, Inc.
Co-Managers:	Mizuho Securities USA LLC Standard Chartered Bank
Paying Agent:	The Bank of New York Mellon, London Branch
Listing:	None
COMMON CODE / CUSIP / ISIN:	231115021 / 68902V AN7 / XS2311150218

*   Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Manufacturer target market (MIFID II product governance / UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom, respectively.

Settlement Period: The closing will occur on March 11, 2021, which will be more than two Tokyo business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

The Issuer has filed a Registration Statement (File No. 333-240269), including a prospectus dated July 31, 2020 and a preliminary prospectus supplement dated March 3, 2021, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement, the preliminary prospectus supplement for the offering to which this communication relates and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling: J.P. Morgan Securities plc collect at +44-207-134-2468, Morgan Stanley & Co. International plc toll-free at 1-866-718-1649 or SMBC Nikko Securities America, Inc. at (888) 868-6856. You are advised to obtain a copy of the prospectus and related prospectus supplement for the offering to which this communication relates and to carefully review the information contained or incorporated by reference therein before making any investment decision.